SYNERGY CAPITAL I, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$ 206,798
Account receivable	190,156
Fixed assets at cost, net of accumulated depreciation of $14,254	-
Prepaid expense	1,551
TOTAL ASSETS	$ 398,505

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 185,052
TOTAL LIABILITIES	185,052
Member's capital	213,453
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 398,505